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April 12, 2010

Ms. Jessica Barberich
Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Medical Billing Assistance, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed April 7, 2009
File No. 0-53012

Dear Ms. Barberich;

This is in response to the recent conference call on April 6, 2010 between the Staff and the Company. You have asked the Company to summarize its position with respect to its relationship with its customers.

Specifically, the Company continues to believe that it is appropriate to present revenues gross as a principal rather than as an agent. As shown in the Company’s disclosure and discussions with the Staff, the Company has general and physical loss inventory risk. While the Company does not take title to the inventory, the Company is primarily at risk for payment to the supplier for the inventory. In the last analysis, the Company is the primary obligor in the arrangements since the manufacturer looks to the Company for payment of the products.

In a typical sales transaction, the Company is contacted by a customer wishing to purchase an item such as a lift chair. The Company discusses and helps the client with specifications, and quotes the customer a price. If acceptable, the Company orders the product, tracks shipment from the supplier, and invoices the customer. On defective equipment or other return issues, although the customer returns the equipment to the supplier, the Company is responsible for any loss to the supplier and responsible to the customer for ultimate successful order fulfillment. The Company is also solely responsible for supplier payment, and for collection from the customer.

Ms. Jessica Barberich
April 12, 2010

The Company has previously discussed its reliance upon the provisions of ASC 605-45 to determine that it appropriately presents gross revenue as a principal, rather than an agent. To summarize the Company’s position with respect to the provisions of ASC 605-45, the following factors were considered. First, the Company is the primary obligor in its sales arrangements. The customer and the Company understand that it is the Company’s obligation to provide the product desired by the customer, and the customer is invoiced by the Company. Second, the Company has general inventory risk, in that the Company is responsible for payment to the supplier, not the end user. Lost or damaged shipments are the responsibility of the Company with regard to the customer. Third, the Company has the ability to determine the price at which it sells products or services. Fourth, the Company has discretion of supplier selection, and is involved in the determination of product or service specs. Lastly, the Company carries the credit risk with the customer, as the Company is ultimately responsible for payment to the shipper not the customer. The Company wishes to note that the guidance set forth in ASC 605-45 allows for reasonable judgment in the “principal or agent” determination and that according to the standard no one indicator is an absolute determinate of a Company’s status as a principal or an agent. After considering the various indicators set forth in the standard, the Company believes that it best meets the description of a principal.

         Finally, the Staff had asked the Company to comment on Mr. Michael West’s other business activities. As shown in his biography, Mr. West is involved with two other companies. In 1992 he established Canfield Medical Supply, Inc., which is a provider of home medical products. This Company is involved solely with Medicare, Medicaid, and private insurance patients. He co-founded ElectroMed in October 1998 which helps companies identify problems with their accounts receivable and improve bottom line profits. Both are private companies which have no common activities with the Company.

         We have been authorized by the Company to state that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Medical Billing Assistance, Inc.
/s/ Michael West
Michael West
President